UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 4- Final Amendment)*

NEXXUS LIGHTING, INC.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

65338E105
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continued on following pages

 Page 1 of  3  Pages

CUSIP NO. 65338E105	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America
	5	SOLE VOTING POWER:

NUMBER OF		See the response to Item 5
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See the response to Item 5
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		See the response to Item 5
WITH:	8	SHARED DISPOSITIVE POWER:

See the response to Item 5
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

See the response to Item 5
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

See the response to Item 5
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 65338E105	Page 3 of 3 Pages

Item 1(a)	Name of Issuer: Nexxus Lighting, Inc. (the “Issuer”).

1(b)	Address of the Issuer’s Principal Executive Offices:
124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262

Item 2(a)	Name of Person Filing
The Statement is filed on behalf of James Shawn Chalmers (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is 705 S. 10th Street, Blue Springs, Missouri 64015.

Item 2(c)	Citizenship:
The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number:
65338E105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
See the response to Item 5

Item 4(b)	Percent of Class:
See the response to Item 5

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	See the response to Item 5
(ii)	Shared power to vote or to direct the vote	See the response to Item 5
(iii)	Sole power to dispose or to direct the disposition of	See the response to Item 5
(iv)	Shared power to dispose or to direct the disposition of	See the response to Item 5

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 10.	Certification:
By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 3, 2011
(Date)

/s/ James Shawn Chalmers
James Shawn Chalmers